Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	For the Three Months Ended March 31,
	2002	2001
	(Amounts in thousands except per share data)
Numerator:
Net income available to common shareholders	$20,198	$17,659
Less: adjustment for gain (loss) on sales of investments in rental properties available to common shareholders	—	—

Numerator for basic earnings per share-income from continuing operations available to common shareholders	20,198	17,659

Effect of dilutive securities:
Minority interest in income convertible into common shares	799	885

Numerator for diluted earnings per share	$20,997	$18,544

Denominator:
Denominator for basic earnings per share—weighted average shares	45,835	46,230
Effect of dilutive securities:
Weighted average convertible operating company units	1,640	2,000
Stock options	375	450

Dilutive potential common shares	2,015	2,450

Denominator for diluted earnings per share-adjusted for weighted average shares and assumed conversion	47,850	48,680

Basic earnings per share excluding gain (loss) on sale	$0.44	$0.38

Diluted earnings per share excluding gain (loss) on sale	$0.44	$0.38